Exhibit 17.2

Richard G. Hersperger

12209 Linshan Drive, North Huntingdon PA 15642

September 12, 2017

Aeon Global Health

Authentidate Holding Corporation

2225 Centennial Drive

Gainesville,GA 30504

Re:	Notice to the Board of Immediate Resignation from the Authentidate Holding Corporation / Aeon Global Health, Board of Directors

To All Directors and Officers of Authentidate Holding Corporation / Aeon Global Health

Effective Immediately, I am resigning from the Board of Directors. I have strongly voiced my concerns regarding the lack of transparency by this Board and by Management. The Management, as well as certain board members continued lack of transparency to the Shareholders, and to the Public at large, rises to a level of contempt, and possibly criminal conspiracy. I have made numerous attempts to try and instill a duty of care standard to this board and to management that has fallen on deaf ears.

Management and certain members of the Board, have refused to address questions by myself and other board members, “Ron Olkewicz and Roy Beauchamp” who have both since resigned, we have repeatedly requested information as to the state of the Company’s Finances and Creditor obligations, as well as the Status of **** by ****, “Health and Human Services1”, **** and the **** by the ”****.

I have made repeated requests for information and clarification to Charles Lucas the “Chairman of the Audit Committee”. My repeated requests have been ignored and redirected to the company’s Attorney with no substantive answers to any queries. The practice of being lead in circles has gone on far too long. As an Attorney, practicing in Securities and Compliance law “Mr. Lucas” above all people should understand how important transparency, co-operation, and the duty of care that we must uphold as board members of a public company. Directors must satisfy their fiduciary duties. It is prudent for directors to consult with management, attorneys or other advisors in seeking information. These requests should not be ignored.

1 Refers to the review by the U.S. Department of Health and Human Services Office for Civil Rights, as described in the Company’s Quarterly Report on Form 10-Q, filed July 28, 2017.

[*CONFIDENTIAL TREATMENT HAS BEEN REQUESTED AS TO CERTAIN PORTIONS OF THIS DOCUMENT. EACH SUCH PORTION, WHICH HAS BEEN OMITTED HEREIN AND REPLACED WITH ASTERISKS [****], HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.]

I have questioned the same of Marc Horowitz who is both on the “Audit” and “Compensation Committee’s” without a satisfactory answer. I have also questioned the board and Mr. Horowitz director as to his Independent Board Status. As described in greater detail, on December 10, 2014, the company entered into an agreement with “Lazarus Investment Partners” pursuant to which the company granted them the right to nominate a second individual for election to the board. In accordance with the terms of this agreement, Marc A. Horowitz was elected to the board of directors as of December 10, 2014. I cautioned that Mr. Horowitz may not qualify as an independent board member and should not be a member of both the Audit and Compensation committee, which at the very least may be a conflict of interest. These concerns were again, left unanswered.

In a Board meeting on March 24, 2017 I presented a motion that management be compelled to provide basic updates on the Company’s Finances and Creditor obligations, as well as the Status of **** by ****, “Health and Human Services1”, **** and the **** by the ****. This motion was seconded by “Roy Beauchamp”, it came to a vote and a block of board members including the Chairman “Sonny Roshan” voted the motion down. At that time,there had been no informational updates in over nine months other than a blank statement that the company was in “financial distress” and looking for bridge loans. This board has a fiduciary Duty to ascertain the financial fitness of the company as well as regulatory and legal status to take necessary corrective actions. See attached.

There have been multiple demands for basic corporate formalities such as providing “Board Meeting Minutes” in a reasonable time period after a Board Meeting occurs. The company and the law firm, “Becker & Poliakoff” engages in a practice of manufacturing board minutes many months after the fact with false and misleading statements to try and memorialize their own dishonest agenda. In some cases, stating absolute falsifications and even that board members are on the calls when in fact they were not even in attendance.

The management has engaged in a practice of a preferential payments with certain select creditors, in some cases, putting the company at risk of not being able to meet its operational obligations as they become due to key vendors, employees,and agents. The company has engaged in a practice of diverting funds and stock, and the manipulation of records to retain revenue. Management without board deliberation or approval has converted and reissued “my personal shares of stock” to third parties. This action is a violation of the law that may result in a criminal investigation and prosecution.

The company has also made false and inaccurate statements in the filings to the public. The company has also failed to disclose material affiliations to Shareholders and the Public when it should be obvious that these affiliate companies are not at arm’s length. Management has not been transparent concerning the shareholder interest of the various corporations that they have an ownership interest in. My repeated request to disclose these details have been ignored. Please see the List of potential affiliated Companies attached. Please see Exhibits.

At this time, I am also serving notice that myself and others will be bringing several legal actions against the Company and this board, included but not limited to an Involuntary Bankruptcy, a Whistleblower Action with the Securities and Exchange Commission, a Breach of Contract claim as well as a claim for Deflamation and Commercial Disparagement.

1 Refers to the review by the U.S. Department of Health and Human Services Office for Civil Rights, as described in the Company’s Quarterly Report on Form 10-Q, filed July 28, 2017.

[*CONFIDENTIAL TREATMENT HAS BEEN REQUESTED AS TO CERTAIN PORTIONS OF THIS DOCUMENT. EACH SUCH PORTION, WHICH HAS BEEN OMITTED HEREIN AND REPLACED WITH ASTERISKS [****], HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.]

The board of directors, Section 141(a) of the General Corporation Law of the State of Delaware implies that it is the board collectively as a deliberative body, and not a particular subset of directors, that must exercise its authority. A board only can act properly after there has been an opportunity for all directors to participate in the board’s decision-making process. The right of every director to have an opportunity to participate in deliberations, and the concomitant right of every other director to benefit from each director’s insights, has been recognized in Delaware for over a hundred years. This Board and Management are broken. Please see the “Attached Exhibits” that emphasizes my continued call for full Transparency by Management and this Board. The Management and certain members of this board continue to engage in reckless behavior. Management and this Board are not upholding its responsibility to ensure that it is working for the best interest of all the shareholders and the public.

For all the reasons stated above, I resign from the Board of Directors effective immediately.

Regards,

Richard Hersperger

Cc:	Victor DiGioia Esq., Becker & Poliakoff Michael Goldstein Esq., Becker & Poliakoff Robert O. Lampl Esq., The Lampl Law Firm Joseph E. Hudak, Esq. Members of the Board of Directors Sent via email